No Act P.E. 10/7/16



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE



16005019

December 5, 2016

Act: 1934
Section:
Rule: 14a-8 (CODS)
Public
Availability: 12-5-16

Gene D. Levoff
Apple Inc.
glevoff@apple.com

Re: Apple Inc.
Incoming letter dated October 7, 2016

Dear Mr. Levoff:

This is in response to your letters dated October 7, 2016 and November 15, 2016 concerning the shareholder proposal submitted to Apple by Christine Jantz. We also have received letters on the proponent's behalf dated November 1, 2016 and November 19, 2016. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Matt S. McNair
Senior Special Counsel

Enclosure

cc: Sanford Lewis
sanfordlewis@strategiccounsel.net

December 5, 2016

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

Re: Apple Inc.
Incoming letter dated October 7, 2016

The proposal requests that the board generate a feasible plan for the company to reach a net-zero GHG emission status by the year 2030 for all aspects of the business which are directly owned by the company and major suppliers, including, but not limited to, manufacturing and distribution, research facilities, corporate offices and employee travel, and report the plan to shareholders.

There appears to be some basis for your view that Apple may exclude the proposal under rule 14a-8(i)(7), as relating to Apple's ordinary business operations. In our view, the proposal seeks to micromanage the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment. Accordingly, we will not recommend enforcement action to the Commission if Apple omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7). In reaching this position, we have not found it necessary to address the alternative bases for omission upon which Apple relies.

Sincerely,

Evan S. Jacobson
Special Counsel

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the company in support of its intention to exclude the proposal from the company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes and rules administered by the Commission, including arguments as to whether or not activities proposed to be taken would violate the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversarial procedure.

It is important to note that the staff's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly, a discretionary determination not to recommend or take Commission enforcement action does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the company's management omit the proposal from the company's proxy materials.

SANFORD J. LEWIS, ATTORNEY

November 19, 2016
Via electronic mail

Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Shareholder Proposal to Apple Inc. Regarding Greenhouse Gas Reduction on Behalf of Christine Jantz– Supplemental reply of Proponent

Ladies and Gentlemen:

Christine Jantz (the "Proponent") is beneficial owner of common stock of Apple Inc. (the "Company") and submitted a shareholder proposal (the "Proposal") to the Company. We previously replied to the Company's letter dated October 7, 2016 ("Company Letter") sent to the Securities and Exchange Commission by Gene Levoff. This letter is a brief response to the Company's supplemental reply of November 15, 2016 (the "Company's Supplemental Letter.")

Supplemental letter confirms lack of substantial implementation

The Company's Supplemental Letter confirms repeatedly that the Company is nowhere near meeting the net zero greenhouse gas goal of the Proposal, and therefore, the proposal cannot said to be substantially implemented for purposes of Rule 14a-8(i)(10). For instance, the Supplemental Letter states:

> [T]the Proponent assumes, incorrectly, that Apple is projecting the avoidance of 30 million metric tons of carbon emissions every year. In fact, the projection is a cumulative amount over a five-year period, from 2015 (when Apple first launched its supplier clean energy program) through 2020.

Therefore, accepting the Company's own analysis and math, and averaging the carbon reduction between now and 2020, at most, the projects result in an average of 6 million metric tons carbon avoidance per year. This is a far distance from the company's current carbon footprint of approximately 38 million metric tons. Thus, most of the Company's carbon footprint is not accounted for or netted out.

The new Apple explanation of the cumulative manner of reporting its carbon reduction provides a strong rationale for the SEC to ensure standardized disclosure metrics for carbon reduction to avoid misleading shareholders who assume an annualized carbon footprint. However, it does not negate the Proposal's quest for the Company to establish a much more ambitious approach to carbon reduction with a goal and timeline for net zero GHG.

The Company's Supplemental Letter also reiterates that the Company has set a

PO Box 231 Amherst, MA 01004-0231 • sanfordlewis@strategiccounsel.net • 413 549-7333 "goal to run 100% of its worldwide operations on renewable energy and lead the way towards reducing carbon emissions from manufacturing." This statement is notably unclear as to what portion of the Company's total carbon footprint this would eliminate, and what portion would remain. For instance, there are facilities owned by the company, major contractors, and diverse facilities in its supply chain. There is also no timeline stated for completion of the goal, so no indication as to how this plan matches or is out of line with the 2030 goal described in the Proposal. As such the Company has not presented a compelling case that its existing plans constitute substantial implementation.

Nor does the fact that the company is a leader or lauded by environmental organizations negate the lack of substantial implementation. Even the proponent lauds the Company's efforts. She is just asking the Company to consider the need for carbon reduction more completely, and identify a goal and endpoint to the Company's efforts that is a more complete and expeditious response to the urgency of climate change responses.

Proposal does not micromanage the Company

The Company mischaracterizes the difference between the Company's current approach and that of the proposal. The difference between the two approaches is not one of choice of technology, but rather an order of magnitude and long-term commitment to reducing impact. The Company inaccurately asserts that the proposal takes the approach in which it makes a choice between reduction in business impact and offsets.

> Rather than focusing on efforts that yield improvements in efficiency and reductions in the business' environmental impact, the Proponent urges that those efforts be redirected in favor of "planting trees and purchasing carbon offsets", neither of which would reduce Apple's actual level of greenhouse gas emissions.

As explained in our previous letter, the Proponent assumes the company will continue to do the utmost in improving efficiency and in reducing its direct business impact. The question raised by the Proposal is whether the Company will also do what is needed beyond that to offset that portion of impact which cannot be eliminated by efficiency and in-house technology reduction measures.

The Proposal does not micromanage choice of technologies or solutions - it asks the Company to scale up its efforts to address and net out its entire carbon footprint.

In these and all other respects, we stand by our initial reply letter and request that the Staff notify the Company that the Proposal is not excludible under Rule 14a-8.

Respectfully,



Sanford Lewis

Cc:
Gene Levoff
Christine Jantz



November 15, 2016

VIA E-MAIL (*shareholderproposals@sec.gov*)

Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: Apple Inc.
Shareholder Proposal of Jantz Management LLC on behalf of Christine Jantz

Dear Ladies and Gentlemen:

I am writing on behalf of Apple Inc. to respond to Sanford Lewis's letter to the staff dated November 1, 2016 (the "Lewis Letter"), objecting to the Company's intention to omit from its 2017 Proxy Materials the Proposal, which requests that the Company "generate a feasible plan for the Company to reach net-zero GHG [greenhouse gas] emission status by the year 2030 for all aspects of the business which are directly owned by the Company and major suppliers . . . and to report the plan to shareholders . . . ." The bases on which the Company intends to omit the Proposal are set forth in my letter to the staff dated October 7, 2016. For ease of reference, capitalized terms used in this letter have the same meaning ascribed to them in my initial letter.

The CABA Analysis Contains a Fundamental Arithmetic Error that Misstates Apple's Emissions Reductions by an Order of Magnitude

As a purported check on Apple's projected reduction in carbon emissions, the Proponent cites a "second and independent analysis" prepared (at the Proponent's request) by the Climate Action Business Association ("CABA"). According to the Proponent, CABA's analysis shows that an installation of 4 gigawatts of new clean energy generation could not reduce carbon emissions to the extent projected by Apple. However, the CABA report contains a fundamental arithmetic error that results in underestimation of the impact of Apple's clean energy projects - by a factor of ten. The CABA report states (on page 22 of the Proponent's letter) that "[w]hen a 4 GW power plant runs consistently for a year (or, for 8,760 hours), we can assume that, at maximum generation capacity, this plant can produce 400 MW x 8,760 hours = 3,504,000 MWh of power per year." (emphasis added). In fact, 4 gigawatts is equivalent to 4,000 MW and not 400 MW. Using the correct figure in CABA's formula, a 4-gigawatt power plant would generate 35,040,000 MWh of power per year. Recalculating the various formulas in CABA's analysis with the correct figure results in avoided emissions of 18.1 million metric tons of carbon dioxide per year, which is 16.3 million metric tons per year more than CABA's incorrect formula yields. In any case, and setting aside this fundamental arithmetic error, CABA's annual value should not be compared to Apple's stated carbon emissions avoided because, as more fully described below, Apple's public statements clearly state a five-year cumulative projected emissions avoided value rather than CABA's annual value.

Apple
1 Infinite Loop
Cupertino, CA 95014

T 408 996-1010
F 408 996-0275
www.apple.com

The Proponent Misreads Apple's Public Statements

The Proponent's letter challenges the accuracy of the statement in my initial letter that Apple's "4 gigawatts of clean energy projects will avoid over 30 million metric tons of carbon emissions, equivalent to taking over 6 million cars off the road for one year." The Proponent's challenge is, however, misinformed and seriously flawed. First, the Proponent assumes, incorrectly, that Apple is projecting the avoidance of 30 million metric tons of carbon emissions every year. In fact, the projection is a cumulative amount over a five-year period, from 2015 (when Apple first launched its supplier clean energy program) through 2020. As explained on Apple's website, in describing the impact of its global environmental program, "[o]ur 4 gigawatts of clean energy projects around the world will avoid more than 30 million metric tons of carbon pollution by 2020," an important initial milestone Apple has publicly set in its long-term pursuit of a low-carbon supply chain. Last year, Apple shared with the Proponent its October 2015 press release announcing the supplier clean energy program, which states a similar cumulative approach, regarding the impact of Apple's program in China specifically: "[t]he programs will avoid over 20 million metric tons of greenhouse gas pollution in the country between now and 2020, equivalent to taking nearly 4 million passenger vehicles off the road for one year."

The First Solar Report Does Not Apply to Apple

The Proponent purports to rely on a "technical report" issued by First Solar, Sustainable Development in 2012 to conclude that 4 gigawatts of clean energy projects will avoid 2.6 million metric tons of C02e per year, not 30 million metric tons, and is the equivalent of removing 520,000 cars from the road for one year, not six million cars. The First Solar report does not support this conclusion, as it merely estimates emissions reductions on an annual basis and, as is clear from Apple's public communications, Apple's projections for 30 million metric tons avoided globally are based on cumulative emissions avoided by 2020.

In any case, the First Solar report does not apply to Apple. As an initial matter, the First Solar report does not reflect the most relevant or independent research on potential avoided emissions associated with renewable energy adoption. This report reflects the technical viewpoint of one company with one specific technology, and lacks input or verification from objective third-party experts. For example, First Solar's report relies on data from 2011 and earlier. In the intervening years, the efficiency of solar technology has improved, and is expected to continue improving between now and 2020. More importantly, the report assumes that efforts to reduce CO2e emissions will be accomplished through the use of solar power exclusively. Apple, however, has never expressed a solar-only strategy. In fact, Apple has publicly stated that it is pursuing a diversified set of renewable technologies, including solar, wind, small-scale hydro, biogas and biogas fuel cells. As solar power has a lower level of efficiency than other renewable technologies, First Solar's assumption, adopted by the Proponent in its letter, results in an inaccurate and outdated estimate of avoided carbon emissions.

The Proponent's analysis, based on the First Solar report, also fails to take into account the location of clean energy projects. Apple's estimates take into account the country-by-country carbon footprint of its supply chain, the actual renewable technology being implemented as appropriate in each location, and local grid emissions factors. These real-world factors affect the kilowatt hour yield Apple expects to achieve from each technology and affect the expected emissions impact of each clean energy project.

The Proposal Seeks to Impose Its Own Judgment on Apple With Respect to Apple's Ordinary Business Operations

The Proponent asserts that the Proposal does not seek to micro-manage Apple, characterizing its mandate that Apple achieve net-zero greenhouse gas emissions on an aggregate basis with its major suppliers, and do so by 2030, as "a broad brush policy proposal." To the contrary, the Proposal seeks to micro-manage Apple by displacing its own choices regarding how best to mitigate the environmental impact of its business. As noted in my initial letter:

> With the benefit of study and analysis, the Company's management has determined that its resources will have the greatest effect on the environment by advancing projects that displace more polluting forms of energy with renewable sources and participating in renewable energy projects that may not be developed without the Company's involvement. The Company believes that climate change is best addressed by directly avoiding or reducing greenhouse gas emissions rather than attempting to offset increased emissions from one activity by reducing emissions resulting from another activity. These goals have been intentionally prioritized over the adoption of other practices that would allow the Company to claim that it has achieved a "net-zero" level of greenhouse gas emission, as would be required by the Proposal.

Apple's environmental efforts, which actually seek to *reduce* its environmental impact, have been applauded by numerous environmental groups, including, Greenpeace, Ceres, Advanced Energy Economy, and the Climate Group's RE100 initiative[1] as representing concrete efforts to drive Apple's manufacturing base (including its suppliers) to a low-carbon future. The Proponent does not disagree with Apple's objective of minimizing the environmental impact of its business; it disagrees with Apple's choices in seeking to achieve that objective. The Proposal urges that Apple adopt a plan that inherently conflicts with Apple's own informed choices, made after careful deliberation, and that echoes the approach recommended by many prominent environmental organizations. Rather than focusing on efforts that yield improvements in efficiency and reductions in the business' environmental impact, the Proponent urges that those efforts be redirected in favor of "planting trees and purchasing carbon offsets", neither of which would reduce Apple's actual level of greenhouse gas emissions.

The specific and detailed choices a company makes to implement a significant policy, such as reducing the environmental impact of its business, are exactly the types of day-to-day operational decisions that the 1998 Release recognized as too impractical and complex to subject to direct shareholder oversight.

* * *

[1] http://www.greenpeace.org/usa/news/greenpeace-welcomes-apples-renewable-energy-commitment-to-manufacturing-partners-in-china/
https://www.ceres.org/press/blog-posts/major-companies-engines-climate-progress
http://www.computerworld.com/article/3122461/sustainable-it/apple-commits-to-run-off-100-renewable-energy.html
https://twitter.com/theRE100/status/777921949276246018

A wide range of environmental groups have praised Apple for its leadership in developing and implementing innovative solutions to minimize waste and actually reduce greenhouse gas emissions. Apple acknowledges that the 4 gigawatts of clean energy projects to be added by 2020 will not cover Apple's entire carbon footprint. As described in Apple's public communications and in my initial letter, these projects represent a meaningful milestone for its ongoing environmental program. Apple has set a goal to run 100% of its worldwide operations on renewable energy and lead the way towards reducing carbon emissions from manufacturing – and it will do all it can to reach that goal as quickly as possible.

If you have any questions or need additional information, please feel free to contact me at (408) 974-6931 or by e-mail at glevoff@apple.com.

Sincerely,



Gene D. Levoff
Associate General Counsel,
Corporate Law

cc: Jantz Management LLC

SANFORD J. LEWIS, ATTORNEY

November 1, 2016

Via electronic mail

Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Shareholder Proposal to Apple Inc. Regarding Climate Change by Jantz Management LLC on behalf of Christine Jantz

Ladies and Gentlemen:

Christine Jantz (the "Proponent") is beneficial owner of common stock of Apple Inc. (the "Company") and has submitted a shareholder proposal (the "Proposal") to the Company. I have been asked by the Proponent to respond to the letter dated October 7, 2016 sent to the Securities and Exchange Commission by Gene D. Levoff, Associate General Counsel. In that letter, the Company contends that the Proposal may be excluded from the Company's 2017 proxy statement by virtue of Rule 14a-8(i)(7), Rule 14a-8(i)(6) and Rule 14a-8(i)(10).

I have reviewed the Proposal, as well as the letter sent by the Company, and based upon the foregoing, as well as the relevant rules, it is my opinion that the Proposal must be included in the Company's 2017 proxy materials and that it is not excludable by virtue of those rules. A copy of this letter is being emailed concurrently to Gene D. Levoff.

SUMMARY

The Proposal asks the company to develop a feasible plan for achieving net zero greenhouse gas emissions by 2030. This request is grounded in the emerging scientific understanding expressed in the COP21 global climate treaty that greenhouse gas (GHG) reduction requires a dramatic scaling up from current efforts. The Proposal requests that the Company move beyond its 2020 projected goals, to plan to have effectively no carbon footprint by 2030 for all aspects of the business which are directly owned by the Company and major suppliers, including but not limited to manufacturing and distribution, research facilities, corporate offices, and employee travel.

The Company's existing efforts demonstrate that it *could be* feasible with continued scaling of effort to reach this 2030 goal. Company efforts on energy efficiency and renewable energy are laudable, and the Proposal asks the Company to take the next logical step, which the Proponent believes is to eliminate the carbon footprint that will remain by 2030 after the company satisfies its current goals. This challenges the Company to exercise leadership in alignment with the global COP21 challenge, on a timeline consistent with global climate goals. This may entail the implementation of "negative carbon" activities where GHG elimination is not possible. The negative carbon

PO Box 231 Amherst, MA 01004-0231 • sanfordlewis@strategiccounsel.net • (413) 549-7333.

activities engaged in by the Company could be as diverse as planting trees on its own premises, scaling up dramatically from renewable energy generation plans in the works so far, or purchasing offsets for solar or renewable energy generated elsewhere sufficient to bring the Company's net operational carbon footprint down to zero.

The Company asserts that the proposal is excludable pursuant to Rule 14a-8(i)(7) as relating to ordinary business, but the Proposal is focused exclusively on the issue of climate change, and does not micromanage the Company. Contrary to the Company's assertions, this is not a proposal that bogs down in the management of details of supply chain relationships; instead it seeks continued scaling up of the Company's greenhouse gas reduction efforts through 2030 to the level that the Proponent and many experts believe is necessary in the face of our global climate emergency. Contrary to the Company's micromanagement and Rule 14a-8(i)(6) arguments the "negative GHG" commitments sought by the Proposal can be implemented without the complex interactions with suppliers portrayed by the Company. Instead it can be accomplished through additional efforts in construction, funding, or acquiring offsets, related to activities that produce "negative greenhouse gases" such as tree-planting or energy generation that eliminates GHG emissions elsewhere.

The Company next asserts that the Proposal is excludable pursuant to Rule 14a-8(i)(6) because the Company lacks the power or authority to implement the Proposal due primarily to its inability to compel action by its major suppliers and regulatory agencies in countries where they operate. In reality, the Proposal does not require the Company to compel ANY action by suppliers or regulatory agencies. As noted above, the Proposal can be implemented through actions entirely within the control of the Company.

Finally, the Company asserts that it has already substantially implemented the Proposal, rendering it excludable under Rule 14a-8(i)(10). However, this is not the case, because the purpose of the Proposal is for the Company to come up with a plan to eliminate the carbon footprint of its operations by 2030. Its recent activities and commitments to the year 2020 are appropriate and laudable, but do not provide a GHG reduction effort fully scaled to the entirety of Apple's GHG generation through the supplier sourcing, manufacturing and distribution of its products. The Company's current efforts involve an effort to reduce its current carbon footprint for activities covered by the Proposal by approximately 8%. In contrast, the Proposal seeks a plan for 100% net greenhouse gas elimination.

Notably, the Proponent believes that the Company's letter and online publications contain misleading information about the extent to which its current clean energy projects will reduce carbon emissions. The Proponent's documentation calculates, based on methods published by the Environmental Protection Agency (EPA) and the Energy Information Agency (EIA), that the Company's public communications regarding its greenhouse gas emission reductions may exaggerate its GHG reduction by an order of magnitude. The Company asserts its construction and activities will offset more than 30 million metric tons of GHG, but the Proponent's research using EPA and EIA conversion metrics indicates the correct figure appears to be approximately 2.6 million metric tons. In comparison, the Company's current carbon footprint for the activities covered by the Proposal is approximately 32 million metric tons (total GHG emissions minus the portion attributable to product usage).

If the Company could actually document that its estimate of offsetting 30 million metric tons of carbon by 4 GW of clean renewable energy projects is correct using EPA and EIA methods, then the Proponent might well agree that the company has substantially implemented the Proposal. Instead, it appears that the Company has materially exaggerated the effect of its energy projects on GHG reduction. If so, it may even need to publish corrections to its own public communications.

THE PROPOSAL

The Proposal (included in its entirety as Appendix 1) states:

> Resolved: Shareholders request that the Board of Directors generate a feasible plan for the Company to reach a net-zero GHG emission status by the year 2030 for all aspects of the business which are directly owned by the Company and major suppliers, including but not limited to manufacturing and distribution, research facilities, corporate offices, and employee travel, and to report the plan to shareholders at reasonable expense, excluding confidential information, by one year from the 2017 annual meeting.

BACKGROUND

Greenhouse gas emissions from human activities are the most significant driver of observed climate change since the mid-20th century. Not only is climate change happening, but year-by-year the weather becoming more extreme. The pace at which climate change is happening is indicative of a global climate emergency. In 2015, 196 parties at the U.N. Climate Change Conference (COP21) agreed to limit climate change to an average global warming of 2 degrees Celsius above pre-industrial temperatures by 2050, with a further goal of limiting it to 1.5 degrees Celsius. Both of these ambitious goals are considered critical to heading off the most catastrophic effects of climate change and are inconsistent with projected growth in GHGs in the absence of effective intervention.

So far, most governments are far from adopting the regulatory actions at the pace needed to meet the 2050 goals. This leaves it incumbent upon individuals and companies – investors, corporations, and civil society together – to do what they can to advance these goals. Given the role of technology in addressing the climate crisis, the Proponent believes that it may fall upon technology leaders like Apple to lead the way.

The 2050 COP21 goals are ambitious and will require the unleashing of extraordinary technological intelligence and leadership. To be a leader in helping the world meet those stringent goals of 2050 means that scaled action must be put into effect much earlier, creating models that can be replicated at needed scale worldwide. ***Leadership*** requires a focus on nearer term goals and timelines. For instance, Norway is aiming for net zero by 2030: "Norway's parliament has agreed on a goal to cut the country's net greenhouse gas emissions to zero by 2030, moving the target forward by 20 years, an official at the national assembly said on Tuesday."[1]

Shareholders laud Apple for committing to "... power[ing] all its operations worldwide on 100 percent renewable energy," and for joining the American Business Act on Climate Pledge. However, these goals do not include suppliers and manufacturing, nor has the Company set a timeframe for this goal.

77% of the Company's 38.4 million metric tons of GHG emissions come from manufacturing including supply chain manufacturers. To secure the company's leadership on climate issues, the Proposal calls for an ambitious target date for achieving net-zero GHG emissions.

In sum, the approach taken by the Proposal is to encourage Apple to consider its next big step on leadership in this area - net zero for its production and distribution chain by 2030 - securing its global profile and reputation as a sustainability leader.

ANALYSIS

I. The Proposal is not excludable under Rule 14a-8(i)(7) because it addresses a significant policy issue and does not micromanage.

As the Company letter notes:

> The Commission has stated that "proposals relating to [ordinary business] matters but focusing on sufficiently significant policy issues ... generally would not be considered to be excludable."[2] Staff Legal Bulletin No. 14E (October 27, 2009) noted that, "On those cases in which a proposal's underlying subject matter transcends the day-to-day business matters of the company and raises policy issues so significant that it would be appropriate for a shareholder vote, the proposal generally will not be excludable under Rule 14-a8(i)(7) as long as a sufficient nexus exists between the nature of the proposal and the company."

Staff Legal Bulletin 14H published in 2015 added that "a proposal may transcend a company's ordinary business operations even if the significant policy issue relates to the "nitty-gritty of its core business." Therefore, proposals that focus on a significant policy issue transcend a company's ordinary business operations and are not excludable under Rule 14a-8(i)(7)."

Once a significant policy issue is identified and nexus is found, the only further ordinary business question is whether the Proposal micromanages the Company. In the present instance, the Proposal clearly addresses the significant policy issue of climate change, has a clear connection to the Company's business activities given the magnitude of energy usage and resultant greenhouse gases generated, and

[1] (http://www.reuters.com/article/us-norway-climatechange-idUSKCN0YT1KM)
[2] 1998 Release.

the Proposal does not micromanage the Company in seeking GHG reduction that is fully scaled to the Company's production and distribution greenhouse gas generation.

A. The Proposal addresses a significant policy issue.

The Proposal is not excludable under Rule 14a-8(i)(7) because it directly focuses on a significant policy issue facing the Company: rapidly escalating global needs to eliminate greenhouse gas emissions in order to head off catastrophic climate change.

Prior Staff determinations have settled the question of whether matters pertaining to climate change and greenhouse gas emissions transcend ordinary business. See, e.g., *DTE Energy Company* (January 26, 2015), *J.B. Hunt Transport Services, Inc.* (January 12, 2015), *FirstEnergy Corp.* (March 4, 2015) (proposals not excludable as ordinary business because they focused on reducing greenhouse gas emissions GHG and did not seek to micromanage the company); *Dominion Resources* (February 27, 2014), *Devon Energy Corp.* (March 19, 2014), *PNC Financial Services Group, Inc.* (February 13, 2013), *Goldman Sachs Group, Inc.* (February 7, 2011) (proposals not excludable as ordinary business because they focused on significant policy issue of climate change); *NRG Inc.* (March 12, 2009) (proposal seeking carbon principles report not excludable as ordinary business); *Exxon Mobil Corp.* (March 23, 2007) (proposal asking board to adopt quantitative goals to reduce GHG emissions from the company's products and operations not excludable as ordinary business); *Exxon Mobil Corp.* (March 12, 2007) (proposal asking board to adopt policy significantly increasing renewable energy sourcing globally not excludable as ordinary business); *General Electric Co.* (January 31, 2007) (proposal asking board to prepare a global warming report not excludable as ordinary business).

B. The subject matter of the Proposal has a clear nexus to the Company.

The Company Letter asserts that there is a lack of nexus between the Company and the subject matter of the Proposal. However, the Staff decision in *Apple Inc.* (October 29, 2014) has already established that proposals focused on climate change and energy sources (renewable energy) have a nexus to the Company. In that instance, the proposal focused on the Company's increasing utilization of renewable energy sources and related risks.

As a leading technology company, the Proponent believes Apple should be a global role model and leader in illustrating how carbon reduction consistent with the demands posed by COP 21 can be accomplished. The Company is a large consumer of energy and therefore a large generator of GHG emissions. Its own publications on its website prominently document the magnitude of its GHG emissions and its challenges and efforts to attempt to address the issue. The Company's own website documents that Climate Change is a large policy problem that it must confront:


Climate change is real.
So is what we're doing about it.

Environment

Climate Change Resources Safer Materials Reports

Carbon Footprint

A more complex carbon footprint requires more inventive solutions.

When we measure our carbon footprint, we include hundreds of suppliers, millions of customers, and hundreds of millions of devices. And we're always looking for ways to make the biggest difference in five major areas: manufacturing, product use, facilities, transportation, and recycling.

We design each generation of our products to be as energy efficient as possible. We're sourcing lower-carbon materials to make our devices, and we're partnering with suppliers to add clean energy to their facilities. We produce and procure clean, renewable energy to power 93 percent of our offices, retail stores, and data centers around the world, which has lowered emissions from our facilities to 1 percent of our comprehensive carbon footprint. We're also adjusting our recycling practices and rethinking our shipping strategies.

93%

Currently, 93 percent of our facilities worldwide run on renewable energy.

2010 2011 2012 2013 2014 2015

Carbon emissions per product (kg)

We've decreased carbon emissions per product every year since 2011.

Our comprehensive 2015 carbon footprint

38,400,000

metric tons of greenhouse gas emissions

77%	17%	1%	4%	1%
Manufacturing	Product Usage	Facilities	Transportation	Recycling

These materials taken from the Company's website document its carbon footprint but notably lacking, from the Proponent's perspective, is a stated intent or plan to reduce those emissions to zero.

In addition, other energy consuming sectors such as transportation and even financial services sectors have been found to have nexus for climate change related proposals. For instance, see *PNC Financial Services Group, Inc.* (February 13, 2013), *Goldman Sachs Group, Inc.* (February 7, 2011) (proposals not excludable as ordinary business because they focused on significant policy issue of climate change). Moreover, the SEC's Climate Guidance (Release Nos. 33-9106; 34-61469; FR-82, 2010) made it clear that the costs associated with changing demands for carbon reduction are widely relevant to many companies and sectors.

C. The Proposal does not micromanage.

The Company asserts that the Proposal micromanages by seeking to impose a specific timeframe to implement complex policies to satisfy quantitative targets. The Company emphasizes the idea that its carbon footprint is complex, and that measuring and reducing that footprint requires inventive technical solutions which require the expertise of experts and management.

However, the Proposal does not micromanage, but instead provides a broad brush policy proposal for the Company that entails eliminating its remaining carbon footprint. The Proposal effectively seeks to expand upon existing Company efforts through encouraging a feasible plan and goal for the ten years subsequent to its reported efforts through 2020.

In contrast, a proposal that would be seen as micromanaging would involve arguing with the company over "regulatory" limits. Typical micromanagement issues are exemplified by *Marriott International Inc.* (March 17, 2010) wherein the proposal addressed minutia of operations – prescribing the flow limits on showerheads. In *Duke Energy Corporation* (February 16, 2001) the proposal attempted to set what were essentially regulatory limits on the company — 80% reduction in nitrogen oxide emissions from the company's coal-fired plant and limit of 0.15 lbs of nitrogen oxide per million British Thermal Units of heat input for each boiler excludable despite proposal's objective of addressing significant environmental policy issues.

When it comes to setting timelines or deadlines, the typical example is a proposal attempting to change a company deadline by a year. In the classic example, *E.I. DuPont de Nemours and Co.* (avail. March 8, 1991) the proposal sought to advance the Company's CFC phase-out deadline by one year. When that case was litigated, in *Roosevelt v. E.I. DuPont de Nemours & Company*, 958 F.2d 416 (D.C. Cir. 1992), the Appellate Court noted the difference between a micromanaging timeline and one that does not micromanage. Judge Ruth Bader Ginsburg, now a Supreme Court Justice, in the Circuit Court appeal, stated in the Roosevelt decision that:

> "Timing questions no doubt reflect "significant policy" when large differences are at stake. That would be the case, for example, if Du Pont projected a phase-out period extending into the new century. On the other hand, were Roosevelt seeking to move up Du Pont's target date by barely a season, the matter would appear much more of an "ordinary" than an extraordinary business judgment." At 37.

In the present case, the policy issue at stake makes this not at all a question of micromanagement, but rather a question of whether the company will choose to zero out its carbon footprint, an important policy action and corporate citizenship and leadership measure suggested by the Proposal on the basis of the relevant timeframe for leadership.

In *Ford Motor Company* (March 2, 2004) the proposal outlined with extraordinary specificity the precise details sought in a scientific report regarding the existence of global warming or cooling. The proposal sought to prescribe the methods used for measuring and calculating climate change, even the means of measuring temperature increase, in a highly prescriptive way down to tiny increments and cost/benefits of climate change. Especially for a report that went beyond the company's core mission, asking for these tiny increments of detail rose to the level of micromanagement.

In contrast, the Staff has long agreed that proposals can and should contain reasonable levels of detail on relevant information that avoids micromanagement but also avoids vagueness. As one example, in *Exxon Mobil* (March 19, 2014) the Staff made it clear that it is not considered excludable micromanagement to request specifics in a report from a company, and to make technical aspects of such a report clear. The proposal in that instance sought a report to shareholders using quantitative indicators on the results of company policies and practices, above and beyond regulatory requirements, to minimize the adverse environmental and community impacts from the company's hydraulic fracturing operations associated with shale formations and that such report address, at a minimum, and on a regional basis or by each play in which the company operates:

- Percentage of wells using "green completions;"
- Methane leakage as a percentage of total production;
- Percentage of drilling residuals managed in closed-loop systems;
- Goals to eliminate the use of open pits for storage of drilling fluid and flowback water, with updates on progress;
- Goals and quantitative reporting on progress to reduce toxicity of drilling fluids;
- A system for managing naturally occurring radioactive materials;
- Numbers and categories of community complaints of alleged impacts, and their resolution;
- A systematic approach for reporting community concern statistics upward within the company.

In contrast, the present Proposal does not displace management decision-making, as it allows the Company to determine when, where and how greenhouse gases will be eliminated; the current Proposal only sets an overall ambitious goal that is consistent with the next frontier for the Company's carbon reduction measures in a world of ever-accelerating demands for greenhouse gas reduction.

The present Proposal most closely resembles the numerous proposals on climate change that have been found to not be excludable as related ordinary business or micromanaging, because they addressed key issues regarding strategic responses and goals on climate change. For instance, see *Chevron Inc.* (March 23, 2016), requesting that the company publish an annual assessment of long-term portfolio impacts to 2035 of possible public climate change policies. *Dominion Resources Inc.* (February 11, 2014) requested the company adopt quantitative goals, taking into account International Panel on Climate Change guidance, for reducing total greenhouse-gas emissions from the company's products and operations and report on its plans to achieve these goals. *Hess Inc.* (Feb. 29, 2016) requested that Hess prepare and publish a report disclosing the "financial risks to the Company of stranded assets related to climate change and associated demand reductions. The report should evaluate a range of stranded asset scenarios, such as scenarios in which 10, 20, 30, and 40 percent of the Company's oil reserves cannot be monetized" and "Provide a range of capital allocation strategies to address the growing potential of low-demand scenarios, including diversifying capital investment or returning capital to shareholders; Provide information on assumptions used in each scenario, including carbon price and crude oil price."

The Proposal does not entail intricate shareholder involvement in supplier relationships

The Company dramatically exaggerates the level of entanglement with supplier energy choices and sources that is required by the Proposal. In reality, all that is required from the management's standpoint is to know the level of emissions from the suppliers, projections by the suppliers of future energy reduction, and from that to identify target levels of GHG offsets to obtain elsewhere. Contrary to the Company's Letter, in no way does the Proposal require a deep level of assessment of supplier-level choices of processes, technologies, and materials.

Although it is possible that companies in its supply chain could accomplish GHG reduction as well as offsets as part of their contracting relationship with Apple, a less complex scenario would involve the Company creating or acquiring offsets elsewhere through tree planting and additional renewable energy projects. While the Company could choose to achieve net zero GHG emissions through detailed and complicated interactions with its suppliers, that would be the Company's choice, but is not contemplated or required by the Proposal.

The proposal does not involve issues too complex for shareholders to understand and be able to weigh in on with advisory opinions. If Company management views the approach taken in the Proposal as inappropriate, the proper response under the circumstances is for the Company to describe its rationale in a statement in opposition in its proxy statement. Especially given the level of public and shareholder concern regarding climate change, it is certainly not beyond the capacity of shareholders to understand and weigh in reasonably on these issues.

Finally, it should be noted that the Proposal is unlike the proposal in *FirstEnergy Corp.* (March 8, 2013) which focused on increasing renewable energy resources but failed to focus on a significant policy issue.

The Proposal is consistent with and builds upon existing Company efforts. It is not in conflict with them.

The *Company Letter* notes that the management has "determined that its resources will have the greatest effect on the environment by advancing projects that displace more polluting forms of energy with renewable sources and participating in renewable energy products that may not be developed without the Company's involvement."

Such measures are contemplated by the Proposal, and are not undermined or rejected. The Proposal's target goal literally picks up where those current activities leave off. The present Proposal essentially asks what the company is going to do with the portion of greenhouse gas emissions that cannot be eliminated by implementing those renewable energy projects at its own facilities. As such, the Company need not alter existing decision-making, but the Proposal inquires how the Company will address the residual GHG emissions from manufacturing facilities that is not readily eliminated through its existing strategies.

Similarly, the Company already generates the needed metrics. The Company notes that it has, since fiscal year 2011, reduced the emissions from its facilities worldwide by over 1 million metric tons. In contrast, its reports indicate that, excluding product usage, the Company's carbon footprint is 32 million metric tons. The Proponent commends the Company for directly engaging with suppliers to assess their energy use with detailed energy audits; however this also demonstrates that the Company is already gathering the needed metrics that entail measurement of progress in the supply chain GHG reduction. The Proposal neither asks nor requires the Company to probe further into supply chain technologies or methodologies. Moreover, the data that the Company already gathers is sufficient to show a lack of substantial implementation – it shows that at least two thirds of the greenhouse gases currently generated by manufacturing of its products remain to be eliminated after current efforts that it has described.

Finally, it should be noted that the entirety of the Proposal addresses the significant policy issue of climate change and greenhouse gas reduction. Contrary to the Company's assertion that the environmental goals of the Proposal are secondary to the Proposal's effort to micromanage, the Proposal simply addresses a scaling up of the Company's responses to the level demanded by the current global climate emergency. The whereas clauses of the Proposal make it clear that the focus of the Proposal is on responsiveness to current climate related demands.

In sum, the Proposal does not micromanage and is not excludable as relating to the Company's business.

II. The Proposal is not excludable pursuant to Rule 14a-8(i)(6) as requiring actions for which the Company lacks the power or authority to implement.

The Company notes that it is not in a position to require major suppliers to change their business operations to reduce their emissions. It claims that the Proposal requires revision to contracts and intervention in supplier's technical decisions asserting that the Proposal:

> [R]elies on the willingness of major suppliers to produce and provide detailed information regarding their respective choices of processes, technologies and materials, the information underlying those choices, and information regarding their

> greenhouse gas emissions. If the information is received, the Company must analyze it and then propose changes that would need to be made so that each supplier contributes to an aggregate of net-zero emissions. Finally, the Company must attempt to convince each major supplier to implement these changes, often at significant financial cost. *Company Letter.*

The *Company Letter* demonstrates a fundamental misunderstanding of the Proposal and the concept of "net-zero" emissions. As a general proposition, net-zero emissions are not necessarily achieved at the supply chain end, but rather may be achieved by centralized actions or purchases by the company. In practice the Proposal clearly allows the Company to achieve all emissions offsets without ever even consulting with suppliers beyond the GHG tracking it already performs.

Therefore, this is not an instance where the Company is dependent on intervening actions by independent third parties. The lack of ability of the Company to compel its suppliers to take any particular action on carbon emissions is irrelevant to fulfillment of Proposal. Therefore, the Proposal is not excludible pursuant to Rule 14a-8(i)(6).

III. The Proposal is not Substantially Implemented.

Finally, the Company claims that it has substantially implemented the Proposal, that it has addressed each element of the Proposal as well as the essential objectives.

> [T]he Company has already substantially implemented the Proposal through its public commitment to reducing its carbon footprint, including accepting responsibility for leading the effort to reduce the carbon footprint of its supply chain. *Company Letter.*

The Company distorts the "essential objective of the proposal" – making it seem that the Proposal is simply about development of a plan to reduce the effects of greenhouse gas emissions generated by the Company's operations. Instead, it is about scaling up the Company's efforts to where it would have a net-zero carbon footprint for its manufacturing operations.

This is perhaps the most interesting part of this no action challenge, because it appears that the strongest element of the Company's Rule 14a-8(i)(10) claim is based on a mathematical error that results in exaggerating the extent of its climate protection efforts. If the Company's math were correct, we would have to concede that the Proposal is substantially implemented, because the level of carbon offsets described in its letter and on its website would nearly zero out its carbon dioxide equivalents.

The Proponent believes that the Company's letter and online publications contain materially misleading information for investors about the extent to which its clean energy projects will reduce carbon emissions.

The Company's public communications regarding its greenhouse gas emission reductions may be in error by as much as an order of magnitude. We assume that the Company will either provide documentation to support its very high estimate of impact, or will publish a public correction of what seems to be a dramatic error or exaggeration.

Based on the Proponent's analysis using EPA carbon conversion metrics, it appears that the Company's description of its clean energy projects in China are overstated by more than a factor of 10, resulting in our best calculation that the Company is only about 8% of the way toward the net zero goal stated in the Proposal.

In the *Company Letter* on page 12 the Company reports that its clean energy projects in China, totaling "4 gigawatts of clean energy projects will avoid over 30 million metric tons of carbon emissions, equivalent of taking over 6 million cars off the road for one year." This language also appears on the Company's website.

The most credible analysis modality for calculating CO2e reduction from solar energy comes from First Solar which published a technical report (Enclosed as Appendix 2) on calculation of greenhouse gas reduction from solar. The report notes:

> Using world average assumptions, deployment of these [solar] modules results in the following, per GW: approximately 1.3TWh/yr power production per GW, enough to power approximately half a million world average households per year; and displacement of over 650,000 metric tons of carbon dioxide equivalent (CO2e)* per year per GW using world average grid assumptions, which is the equivalent of removing over 130,000 world average cars from the road per year, or planting approximately 17 million trees per year.[3]

Based[4] on this rigorous and well-accepted methodology and computation, 4 gigawatts of clean energy projects will avoid 2.6 million metric tons of C02e (4 times 650,000 metric tons of CO2e) not 30 million metric tons as claimed by Apple. Furthermore, 4 gigawatts of "new clean energy worldwide" is the equivalent of removing 520,000 cars off the road for one year, not the 6 million cars claimed by Apple. Note that the First Solar computation employs methods accepted by both the EPA and the EIA, among others. See references in Appendix 2.

Because this was a very surprising error in the Company's environmental reporting, the Proponent also secured a second opinion on this point. This second and independent analysis of the clean energy that Apple plans to install in China was provided by Polina Malozemova of the Climate Action Business Association (CABA). (Enclosed as Appendix 3.) The CABA provides participating businesses with the resources and tools needed to work within business on climate change and sustainability efforts. The CABA analysis concluded that installation of 4 gigawatts of new clean energy generation reduces emissions from coal energy by up to 1.8 million metric tons or up to 0.6 million metric tons if the clean energy source replaces natural gas. This implies that the 4 gigawatts of clean energy that Apple plans to install in China and worldwide could account for up to 6% of Apple's 2016 total

---

[3] https://www.google.com/url?sa=t&source=web&rct=j&url=http://www.firstsolar.com/en/About-Us/Corporate-Responsibility/Sustainability-Documentation/Sustainability-Studies/Carbon-Displacement-by-Solar-Deployment%3Fdl%3D1&ved=0ahUKEwjmwLWlpurPAhXn34MKHSd0AZEQFgguMAA&usg=AFQjCNFUET5_6r0EBn6dvDNwK619ha8VfQ&sig2=a1Tbq9Z7aTLghobZkJuD3g The "TechnicalReportCarbonDisplacement_02761_NA.pdf report authored by Parikhit Sinha and Laura Jenkins, First Solar, Sustainable Development, uses rigorous and well accepted scientific standards and references for computing the amount of carbon emissions displacement.

[4] https://www.epa.gov/energy/ghg-equivalencies-calculator-calculations-and-references

manufacturing emissions,[5] and the additional 400 megawatts of solar energy produced by 2018 by Foxconn (one of Apple's major suppliers) would offset an additional 1% at most.

In sum, independent research commissioned by the Proponent indicates that between 91-93% of carbon emissions in Apple's supply chain would not be addressed by Apple's current plan (Apple's current plan *does* address approximately 8% of carbon emissions in the supply chain). Therefore the Proposal cannot be said to be substantially implemented for purposes of Rule 14a-8(i)(10).

CONCLUSION

The Company has not demonstrated that the Proposal is excludible pursuant to Rule 14a-8(i)(7), Rule 14a-8(i)(6) or Rule 14a-8(i)(10). Therefore, we request the Staff to advise the Company that it denies the no action request and that the Proposal must appear on the 2017 proxy.

Sincerely,



Sanford Lewis

cc: Gene Levoff
Christine Jantz

[5] Apple_Environmental_Responsibility_Report_2016

Appendix 1
Shareholder Proposal

Net-Zero Greenhouse Gas Emissions by 2030

Whereas:

It is widely reported that greenhouse gases from human activities are the most significant driver of observed climate change since the mid-20th century;

Nearly every national government has recognized the need to address climate change and agreed (under the terms of the UN Framework Convention on Climate Change) that "deep cuts in greenhouse gas (GHG) emissions are required... to hold the increase, in global average temperature below 2 degrees Celsius above pre-industrial levels...."

The Intergovernmental Panel on Climate Change (IPCC) states that to limit global warming to two degrees, carbon dioxide emissions need to fall to zero by between 2040 and 2070, falling "below zero" thereafter;

In 2015, The B Team, business leaders concerned about climate change, called upon world leaders to commit to a global goal of net-zero GHG emissions and business leaders to commit to bold long-term targets. They believe that committing to net-zero GHG emissions will demonstrate that we are setting the world on a low-carbon trajectory. Other businesses will respond by unleashing innovation, driving investment in clean energy, scaling-up low carbons solutions, creating jobs and supporting economic growth;

Shareholders laud Apple for committing to "... power[ing] all its operations worldwide on 100 percent renewable energy," and for joining the American Business Act on Climate Pledge. However, these goals do not include suppliers, nor has the Company set a timeframe for this goal. Shareholders believe that to secure the company's leadership on climate issues, it should set an ambitious target date for becoming net-zero GHG emissions.

Resolved: Shareholders request that the Board of Directors issue a report to shareholders by June 30, 2016, at reasonable expense and excluding confidential information, assessing the feasibility and setting forth policy options for the Company to reach a net-zero greenhouse gas emission status for its facilities and major suppliers by 2030.

Supporting Statement: For the purposes of this proposal, the proponent suggests that "net-zero greenhouse gas emissions status" be defined as reduction of GHG emissions attributed to company facilities and major suppliers to a target annual level, and offsetting the remaining GHG emissions by negative emissions strategies which result in a documented reduction equal to or greater than the company and supplier GHG emissions during the same year. As explained by the IPCC, "negative emissions solutions" can range from tree-planting to technological solutions that draw carbon from the air.

For purposes of this proposal "company facilities" include company owned or operated manufacturing, distribution, research, design or support facilities, corporate offices, and also including GHG's from employee travel. "Major suppliers" include operations contracted to produce and/or ship microchips, circuit boards, storage, screens, cameras, power supplies, or finished consumer electronics products on behalf of the company. In calculating net zero, the GHG impacts of emissions and activities can be considered using GHG equivalencies. http://www.epa.gov/cleanenergy/energy-resources/calculator.html.

Appendix 2
First Solar on GHG Reduction from Solar Energy

First Solar.

Estimating Carbon Displacement by Solar Deployment

Parikhit Sinha and Laura Jenkins
First Solar, Sustainable Development

ABSTRACT

Solar energy offers the highest global technical potential for electricity generation among renewable energy sources [1] and is therefore an important technology for climate change mitigation and development of a low carbon economy. Documenting power output and carbon displacement from solar deployment involves assumptions regarding solar irradiance, performance ratio, degradation rate, project lifetime, and grid greenhouse gas (GHG) emissions intensity, as well as equivalents such as household electricity consumption, passenger vehicle GHG emissions, and carbon uptake from trees. Case studies are discussed in which regional and global average assumptions and project-specific assumptions are used. GHG displacement methodologies considering grid average versus marginal power and life cycle versus operating emissions are considered. The case studies illustrate the importance of stating assumptions when estimating power output and carbon displacement from solar deployment. Since beginning commercial operation and through 2011, First Solar has manufactured over 5GW of modules. Using world average assumptions, deployment of these modules results in the following, per GW: approximately 1.3TWh/yr power production per GW, enough to power approximately half a million world average households per year; and displacement of over 650,000 metric tons of carbon dioxide equivalent (CO_2e)* per year per GW using world average grid assumptions, which is the equivalent of removing over 130,000 world average cars from the road per year, or planting approximately 17 million trees per year.

INTRODUCTION

In its Special Report on Renewable Energy Sources [1], the Intergovernmental Panel on Climate Change (IPCC) documents the rapid increase in deployment of renewable energy in recent years. Looking ahead, the IPCC also evaluates the future potential of renewable energy sources and documents that the total global technical potential for renewable energy production is substantially higher than global energy demand. In particular, the potential for solar energy is highest among renewable energy sources, as the energy in sunlight striking the earth every hour exceeds global annual energy consumption [2].

* Metric used to relate the emissions of various greenhouse gases to carbon dioxide based upon their relative global warming potential.

In documenting the mitigation of climate change by solar energy deployment, the system's power output and associated displacement of fossil-fuel generated grid electricity are estimated. For an accurate representation of the carbon displacement, it is important to use power output (kWh) rather than the system's capacity (kW) because output from a given capacity varies considerably as a function of solar irradiance. The methodologies for power output and grid electricity displacement are provided here and demonstrated with four case studies:

- World average deployment
- U.S. average deployment
- European average deployment
- Project-specific deployment

Carbon displacement from solar deployment is estimated and related to more commonly understood equivalents such as homes powered, cars removed, and trees planted.

METHODS

Power output is estimated conservatively by quantifying first year output and then applying linear annual degradation over the project life. Power output (kWh) from the first year of deploying a solar project (PO_{Year1}) is estimated with Equation 1.

$$PO_{Year1} = W \times I \times CF \times PR \quad (1)$$

where:

W = direct current (dc) wattage in kilowatts (kW); project-specific

I = solar irradiance in kWh/m^2/yr; site-specific

CF = plane of array conversion factor (ratio between horizontal irradiance and plane of array irradiance); default value of 1.120

PR = performance ratio (ratio between final yield and in-plane radiation); project-specific with default value of 0.80 for ground-mount systems and 0.75 for roof-mount systems [3]

Linear annual degradation following the first year of deployment is assumed over the project life (default value of 25 years based on warranty life) and used to estimate average annual power output over the project life. The annual degradation rate is based on the type of PV technology and the location of the installation, as PV output is temperature-dependent. For the photovoltaics (PV) industry, linear annual degradation of approximately 0.67% per year is generally assumed [3].

Carbon displacement associated with average annual power output is estimated with project-specific local utility grid greenhouse gas (GHG) emissions intensities (g CO_2e/kWh) when available, and otherwise with United States Environmental Protection Agency (USEPA) eGrid subregion-average factors for U.S. deployment [4] and from the International Energy Agency (IEA) country-average factors for the rest of the world [5].

Note that to more accurately represent net displacement, a life cycle management approach is taken in the case of CdTe PV, where displacement factors are adjusted by subtracting from them the life cycle greenhouse gas emissions associated with manufacturing, deploying, and decommissioning of CdTe PV modules (e.g., 16-21g CO_2e/kWh for roof and ground-mounted CdTe PV installations in Southern Europe with solar irradiance of 1700kWh/m^2/yr) [6] [7].

Estimated power output and carbon displacement are related to the following equivalents for public communication:

- Annual households powered
- Annual cars removed from the road
- Equivalent number of trees planted

When deployment is characterized on a general (non-project specific or non-geography specific) basis, power output and carbon displacement may be estimated with global average assumptions:

- Solar irradiance (I): world average value of 1617 kWh/m^2/yr over 1983-2005, excluding latitudes within the Arctic and Antarctic Circles [8]
- Household electricity consumption: world average value of 227kWh/month; based on world total electricity consumption for the residential sector [9] divided by world total number of households [10]
- Grid GHG emissions intensity: world average value of 502g CO_2e/kWh [5]
- Passenger vehicle GHG emissions—world average value of 4,980kg CO_2e/passenger vehicle/yr; based on world total CO_2e emissions [11], percent of world CO_2e emissions from light-duty vehicles [12], and world total number of passenger vehicles [13]
- Trees planted: average value of 0.039 metric tons CO_2e/tree planted/yr for medium growth coniferous trees planted in an urban setting (not densely planted) and allowed to grow for 10 years [14]

When deployment is characterized for a specific project or for multiple projects in a specific region, the above global average assumptions can be made region-specific, as discussed below.

In addition, project-specific power output and degradation rates may be used when available.

RESULTS AND DISCUSSION

First Solar has rapidly increased annual module production from 2005 (21MW/yr) to 2010 (1,412MW/yr). Power output and carbon displaced through deployment of these modules has been estimated using the world average assumptions noted below (Figure 1). Note that it is assumed that modules produced in a given year are deployed in the same year.


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Average annual energy output (GWh/year)
Production (MWdc)
Carbon displaced (thousand metric tons CO₂e per year
Households powered (thousands per year)
Equivalent number of trees planted (hundred thousands per year)
Cars removed from road (thousands per year)

Figure 1. Power output and carbon displacement from First Solar module production (2005-2010) based on average annual electricity output over 25 year project lifetime with linear annual degradation of 0.6%, performance ratio of 80%, and global average assumptions for solar irradiance, household electricity consumption, grid electricity GHG emission intensity, passenger vehicle GHG emissions, and trees planted.

Since beginning commercial operation and through 2011, First Solar has manufactured over 5GW of modules. Using world average assumptions, deployment of these modules results in the following, per GW: approximately 1.3TWh/yr power production per GW, enough to power approximately half a million world average households per year; displacement of over 650,000 metric tons of CO_2e per year per GW using world average grid assumptions, which is the equivalent of removing over 130,000 world average cars from the road per year, or planting approximately 17 million trees per year.

This approach of quantifying power output and carbon displacement using world average assumptions can be contrasted with project-specific estimates that use regional assumptions, providing a more accurate project specific prediction. For example, the Cuyama Solar Project is a proposed 40.3MWac (equivalent to 48.8MWdc) First Solar project in Cuyama Valley in Santa Barbara County, California. When fully operational, the project will support California in reaching its goal of having one-third of its electricity come from renewable sources by 2020.

Table 1 documents how assumptions for power output and carbon displacement for this specific project differ from the global average assumptions used in the prior example. For reference, average assumptions for the United States and Europe are also considered, as these are major global markets for solar deployment.

Table 1. Project-specific versus U.S., Europe, and world-average assumptions for estimating power output and carbon displacement from solar deployment for a 48.8MWdc project. For Europe, solar irradiance and corresponding homes powered and cars removed from the road are also provided in parenthesis for Southern Europe.

	Cuyama (Southern California)	U.S. Average	Europe Average	World Average
Solar irradiance ($kWh/m^2/yr$)	1,902	1,800 [18]	1,200 (1700) [20]	1,617 [8]
Household electricity consumption (kWh/month)	587 [15]	1064 [19]	292 [10] [21]	227 [9] [10]
Grid GHG emissions intensity (g CO_2e/kWh)	288 [16]	690 [19]	335 [5]	502 [5]
Passenger vehicle GHG emissions (kg CO_2e/passenger vehicle/yr)	5,200 [17]	5,200 [17]	2,689 [22]	4,980 [11] [12] [13]
Equivalent homes powered	13,000	5,700	14,000 (20,000)	24,000
Equivalent cars removed from the road	4,900	9,500	5,800 (8,000)	6,500

Solar irradiance, household electricity consumption, grid GHG emissions intensity, and passenger vehicle emissions can vary considerably by region. In Table 1, although the Cuyama project is located in the United States, the project's equivalent homes powered and cars removed from the road more closely resemble that of a European average calculation than a U.S. average calculation. This is because household electricity consumption and grid GHG emissions intensity in California differ considerably from U.S. average values.

Of the geographies considered in Table 1, the U.S. average case is partly documented in the USEPA Greenhouse Gas Equivalencies Calculator [19], a widely used tool in the industry. However, note that use of U.S. average assumptions results in high-end estimates of equivalent cars removed and low end estimates of homes powered. This is due to the relatively high U.S. grid GHG emissions intensity and high U.S. household electricity consumption, respectively.

In the above examples, displacement of local and average grid emissions for a given geography is considered. However, when power output from solar PV is incremental to baseload power, it displaces marginal power instead of average grid power. In California, it is commonly assumed that marginal power will come from electricity generated by natural gas generation. The California Air Resources Board (ARB) has therefore considered a grid carbon displacement factor of 830lb CO_2e/MWh (377g CO_2e/kWh) for renewable generators, based on displacement of natural gas marginal power [23]. For reference, this factor is comparable to the average European grid GHG emissions intensity (Table 1)

Note that the ARB displacement factor is only for operating emissions from natural gas generation, excluding upstream emissions from natural gas extraction and transport. From a life cycle analysis (LCA) perspective, in addition to the operating emissions, there are upstream emissions from raw material (fuel) acquisition and downstream emissions from plant decommissioning at end of operating life. In the above example of displacing natural gas marginal power, a LCA approach would result in displacement of 400-439g CO_2e/kWh [24], compared to 377g CO_2e/kWh considering only operating emissions.

The latter example of marginal power displacement illustrates the importance of understanding the base case when estimating carbon displacement by renewable energy. In this example, by establishing a base case where marginal power is provided by fossil fuel generation and displaced by renewable generation, it is possible to characterize what specific emissions would expect to be avoided as a result of a renewable project.

Green power accounting guidelines addressing GHG displacement methodologies are under development by the World Resource Institute (http://www.ghgprotocol.org/feature/ghg-protocol-power-accounting-guidelines).
Establishing the base case and evaluating displacement on an LCA basis are important methodological considerations. Overall, the above examples illustrate the importance of stating assumptions when estimating power output and carbon equivalents from solar deployment.

REFERENCES

[1] Edenhofer, O., et al., 2011: Summary for Policy Makers. In IPCC Special Report on Renewable Energy Sources and Climate Change Mitigation, Cambridge University Press, New York, NY, USA.

[2] Zweibel, K., J. Mason, and V. Fthenakis, 2008. A Grand Plan for Solar Energy. Scientific American, January, 2008.

[3] Alsema E., Fraile D., Frischknecht R., Fthenakis V., Held M., Kim H.C., Pölz W., Raugei M., de Wild - Scholten M., 2009, Methodology Guidelines on Life Cycle Assessment of Photovoltaic Electricity, Subtask 20 "LCA", IEA-PVPS Task 12 (Available at: http://www.iea-pvps-task12.org/45.0.html).

[4] United States Environmental Protection Agency (USEPA), 2010. eGRID2010 (V. 1.1). Year 2007 eGRID Subregion Emissions - Greenhouse Gases. (Available at: http://www.epa.gov/cleanenergy/energy-resources/egrid/index.html).

[5] International Energy Agency (IEA), 2010. CO2 Emissions from Fuel Combustion – Highlights. CO2 emissions per kWh from electricity and heat generation. Year 2008. (Available at: http://www.iea.org/co2highlights/).

[6] de Wild-Scholten, M. Energy payback and carbon footprintof PV technologies. 20th Workshop on Crystalline Silicon Solar Cells & Modules: Materials and Processes, Breckenridge, 3 August 2010.

[7] Held, M., and R. Ilg. 2011. Update of environmental indicators and energy payback time of CdTe PV systems in Europe. Prog. Photovolt: Res. Appl., 19:614-626.

[8] National Aeronautics and Space Administration (NASA), 2008. Surface meteorology and Solar Energy (SSE) Release 6.0 Data Set. (Available at: http://eosweb.larc.nasa.gov/sse/).

[9] IEA, 2011. Electricity/Heat in World in 2008. Final Consumption, Residential. (Available at: (http://www.iea.org/stats/electricitydata.asp?COUNTRY_CODE=29)

[10] Dorling, D. 2007. Worldmapper Dataset 191: Households. (Available at: http://www.worldmapper.org/display.php?selected=191).

[11] IEA, 2010. CO2 Emissions from Fuel Combustion – Highlights. CO2 emissions: Sectoral Approach. World, Year 2008. (Available at: http://www.iea.org/co2highlights/)

[12] DeCicco, J. and F. Fung, 2006. Global Warming on the Road. Environmental Defense. (Available at: http://www.edf.org/documents/5301_Globalwarmingontheroad.pdf).

[13] Dorling, D. 2006. Worldmapper Dataset 031: Passenger Cars. (Available at: (http://www.worldmapper.org/display.php?selected=31)

[14] Energy Information Administration (EIA), 1998. Method for Calculating Carbon Sequestration by Trees in

Urban and Suburban Settings. United States Department of Energy. (Available at: (ftp://ftp.eia.doe.gov/pub/oiaf/1605/cdrom/pdf/sequester.pdf)

[15] EIA, 2010. Residential Average Monthly Bill by Census Division, and State. Residential, California, Average Monthly Consumption. United States Department of Energy. (Available at: http://www.eia.gov/cneaf/electricity/esr/table5.html)

[16] California Climate Action Registry (CCAR) Database. PG&E PUP Report. 2007. (Available at: https://www.climateregistry.org/CARROT/public/Reports.aspx).

[17] USEPA, 2005. Greenhouse Gas Emissions from a Typical Passenger Vehicle. Office of Transportation and Air Quality. (Available at: http://www.epa.gov/otaq/climate/420f05004.pdf)

[18] Fthenakis, V. M., H. C. Kim, and E. Alsema. 2008. Emissions from Photovoltaic Life cycles. Environ. Sci. Technol. 42, 2168-2174.

[19] USEPA, 2011. Greenhouse Gas Equivalencies Calculator. (Available at: http://epa.gov/cleanenergy/energy-resources/calculator.html#results).

[20] Joint Research Centre. Solar radiation and photovoltaic electricity potential country and regional maps for Europe. European Commission. (Available at: http://re.jrc.ec.europa.eu/pvgis/cmaps/eur.htm).

[21] Eurostat. Electricity consumption of households. European Commission (Available at: http://epp.eurostat.ec.europa.eu/portal/page/portal/statistics/themes).

[22] European Commission. TREMOVE: an EU-wide transport model. (Available at: http://ec.europa.eu/environment/air/pollutants/models/tremove.htm).

[23] California Air Resources Board (ARB). 2010. Staff Report: Initial Statement of Reasons, Renewable Electricity Standard, Environmental Assessment, Appendix D.

[24] Fthenakis, V. and E. Alsema, 2006. Photovoltaics Energy Payback Times, Greenhouse Gas Emissions and External Costs: 2004–early 2005 Status. Prog. Photovolt: Res. Appl., 14:275–280.

Appendix 3
Climate Action Business Association Estimate of Apple GHG Reduction

CABA CLIMATE ACTION BUSINESS ASSOCIATION

October 27, 2016

When a 4 GW power plant runs consistently for a year (or, 8,760 hours), we can assume that, at maximum generation capacity, this plant can produce 400 MW x 8760 hours = 3,504,000 MWh of power per year. Baseload energy provision requires that the energy is supplied 24/7 in order to maintain access to electricity at all times. The US Energy Information Agency conveys that the efficiency of production depends on the heat rate of fuel materials[1]. Efficiency for energy output from traditional coal and natural gas fuels tend to run in between 32% and 38%[2], with an average of (33%+45%) / 2 = 35%. This means that a coal or a natural gas plant of 4GW capacity produces, on average, 3,504,000 MWh / 35% = 1,226,400 MWh of power per annum. The US Energy Information Administration provides the following metrics on fuel usage per KWh generated[3]:

- 1,927 kWh per ton of coal
- 99 kWh per mcf of natural gas

The Carbon Fund[4] suggests that there are 0.005 metric tons of CO_2 per 1 therm of natural gas, and the EIA[5] suggests that 1 metric ton of coal emits 2.85 metric tons of CO_2. Additionally, note that 1 MW = 1000 kW, 1000 mcf = 100 ccf, and 1 ccf = 1 therm. With this data, it is possible to estimate the total number of GHG emissions generated by a 4GW fossil fuel plant. For a natural gas energy generation facility:

1,226,400,000 kWh / 99 kWh = 12,387,878 mcf, or 123,878,780 ccf of natural gas is required to produce 1,226,400 MWh of energy per year, which transforms into
123,878,780 therms * 0.005 = 619,393.9 metric tons of CO2 per year.

For coal generation facility:

1,226,400,000 kWh / 1,927 kWh = 636,429.6 tons of coal required to produce 1,226,400 MWh of energy per year, which transforms into
636,429.6 tons * 2.85 = 1,813,824.36 metric tons of CO2 per year.

In essence, the construction of a 4GW solar plant will effectively offset 619,393.9 metric tons of CO2 emissions coming from natural gas, and 1,813,824.36 metric tons of CO2 emissions coming from coal.

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[1] https://www.eia.gov/tools/faqs/faq.cfm?id=107&t=3
[2] http://www.brighthubengineering.com/power-plants/72369-compare-the-efficiency-of-different-power-plants/
[3] https://www.eia.gov/tools/faqs/faq.cfm?id=667&t=3
[4] https://carbonfund.org/how-we-calculate/
[5] https://www.eia.gov/coal/production/quarterly/co2_article/co2.html



Rule 14a-8(i)(6)
Rule 14a-8(i)(7)
Rule 14a-8(i)(10)

October 7, 2016

<u>VIA E-MAIL (*shareholderproposals@sec.gov*)</u>

Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: Apple Inc.
<u>Shareholder Proposal of Jantz Management LLC on behalf of Christine Jantz</u>

Dear Ladies and Gentlemen:

Apple Inc., a California corporation (the "***Company***"), hereby requests confirmation that the staff of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the "***Commission***") will not recommend enforcement action to the Commission if, in reliance on Rule 14a-8 under the Securities Exchange Act of 1934, as amended (the "***Exchange Act***"), the Company omits the enclosed shareholder proposal (the "***Proposal***") and its accompanying supporting statement (the "***Supporting Statement***") submitted by Jantz Management LLC on behalf of Christine Jantz (the "***Proponent***") from the Company's proxy materials for its 2017 Annual Meeting of Shareholders (the "***2017 Proxy Materials***").

Copies of the Proposal and the Supporting Statement, together with other correspondence relating to the Proposal, are attached hereto as <u>Exhibit A</u>.

In accordance with Staff Legal Bulletin No. 14D (November 7, 2008) ("***SLB No. 14D***"), this submission is being delivered by e-mail to shareholderproposals@sec.gov. Pursuant to Rule 14a-8(j), a copy of this submission also is being sent to the Proponent. Rule 14a-8(k) and SLB No. 14D provide that a shareholder proponent is required to send the company a copy of any correspondence which the proponent elects to submit to the Commission or the staff. Accordingly, we hereby inform the Proponent that, if the Proponent elects to submit additional correspondence to the Commission or the staff relating to the Proposal, the Proponent should concurrently furnish a copy of that correspondence to the undersigned.

Apple
1 Infinite Loop
Cupertino, CA 95014

T 408 996 1010
F 408 996 0275
www.apple.com

Pursuant to the guidance provided in Section F of Staff Legal Bulletin 14F (October 18, 2011), we ask that the staff provide its response to this request to the undersigned via e-mail at the address noted in the last paragraph of this letter.

The Company intends to file its definitive 2017 Proxy Materials with the Commission more than 80 days after the date of this letter.

THE PROPOSAL

On August 3, 2016, the Company received from the Proponent, as an attachment to an e-mail, a letter submitting the Proposal for inclusion in the Company's 2017 Proxy Materials. The Proposal reads as follows:

> Resolved: Shareholders request that the Board of Directors generate a feasible plan for the Company to reach a net-zero GHG [defined as greenhouse gas] emission status by the year 2030 for all aspects of the business which are directly owned by the Company and major suppliers, including but not limited to manufacturing and distribution, research facilities, corporate offices, and employee travel, and to report the plan to shareholders at reasonable expense, excluding confidential information, by one year from the 2017 annual meeting.

The Supporting Statement indicates that "net-zero greenhouse gas emissions status" should be defined as "reduction of GHG emissions attributed to company facilities and major suppliers to a target annual level, and offsetting the remaining GHG emissions by negative emissions strategies which result in a documented reduction equal to or greater than the company and supplier GHG emissions during the same year." The Supporting Statement also states that, for purposes of the Proposal, the term "company facilities" includes "company owned or operated manufacturing, distribution, research, design or support facilities, corporate offices, and also including GHG's from employee travel, and the term "major suppliers" includes "operations contracted to produce and/or ship microchips, circuit boards, storage, screens, cameras, power supplies, or finished consumer electronics products on behalf of the company."

BASES FOR EXCLUSION OF THE PROPOSAL

As discussed more fully below, the Company believes that it may omit the Proposal and the Supporting Statement from its 2017 Proxy Materials in reliance on (i) Rule 14a-8(i)(7) because the Proposal relates to the Company's ordinary business operations by imposing a specific time frame to implement complex policies to satisfy quantitative targets, (ii) Rule 14a-8(i)(6) because the Company lacks the power or authority to implement the Proposal due primarily to its inability to compel action by its major suppliers and regulatory agencies in countries where they operate and (iii) Rule 14a-8(i)(10) because the Company has already substantially implemented the Proposal through its public commitment to reducing its carbon footprint, including accepting responsibility for leading the effort to reduce the carbon footprint of its supply chain.

I. Rule 14a-8(i)(7) – The Proposal Concerns the Company's Ordinary Business Operations

Rule 14a-8(i)(7) permits a company to omit from its proxy materials a shareholder proposal that relates to the company's "ordinary business operations." According to the Commission, the underlying policy of the ordinary business exclusion is "to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual shareholder meeting." *Exchange Act Release No. 40018, Amendments to Rules on Shareholder Proposals, Fed. Sec. L. Rep. (CCH) ¶ 86,018, at 80,539* (May 21, 1998) (the "***1998 Release***").

In the 1998 Release, the Commission described two "central considerations" for the ordinary business exclusion. The first is that certain tasks are "so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight." The second consideration relates to "the degree to which the proposal seeks to 'micro-manage' the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment." *Id.* at 86,017-18 (footnote omitted).

The Commission further stated in the 1998 Release that "proposals relating to [ordinary business] matters but focusing on sufficiently significant policy issues . . . generally would not be considered to be excludable." The staff elaborated on this "significant policy" exception in Staff Legal Bulletin No. 14E (October 27, 2009), in which the staff noted that, "[i]n those cases in which a proposal's underlying subject matter transcends the day-to-day business matters of the company and raises policy issues so significant that it would be appropriate for a shareholder vote, the proposal generally will not be excludable under Rule 14-a8(i)(7) *as long as a sufficient nexus exists* between the nature of the proposal and the company." (emphasis added). The staff went on to state that, "[c]onversely, in those cases in which a proposal's underlying subject matter involves an ordinary business matter to the company, the proposal generally will be excludable under Rule 14a-8(i)(7)."

The significant policy exception is further limited in that, even if a proposal involves a significant policy issue, the proposal may nevertheless be excluded under Rule 14a-8(i)(7) if it seeks to micro-manage the company by specifying in detail the manner in which the company should address the policy issue. *See Ford Motor Company* (March 2, 2004) (proposal requesting the preparation and publication of scientific report regarding the existence of global warming or cooling excludable "as relating to ordinary business operations" despite recognition that global warming is a significant policy issue); *Marriott International Inc.* (March 17, 2010) (proposal limiting showerhead flow to no more than 1.6 gallons per minute and requiring the installation of mechanical switches to control the level of water flow excludable for micro-managing despite recognition that global warming, which the proposal sought to address, is a significant policy issue); and *Duke Energy Corporation* (February 16, 2001) (proposal requesting 80% reduction in nitrogen oxide emissions from the company's coal-fired plants and limit of 0.15 lbs of nitrogen oxide per million British Thermal Units of heat input for each boiler excludable despite proposal's objective of addressing significant environmental policy issues).

A. *The Proposal Seeks to Micro-Manage the Company by Imposing a Specific Time Frame to Implement Complex Policies to Satisfy Quantitative Targets*

Apple has invested significant time and resources in determining the climate change strategy that it believes is best for the Company, its shareholders, and the planet. As new developments are discovered, the Company continues to evaluate and refine these strategies.

The Company has also gone to great lengths to provide its shareholders and the general public with detailed information, available on the Company's Environment website[1], about its greenhouse gas emissions and energy use, including its approach towards climate change[2] and its efforts to increase its use of renewable resources, make its use of finite resources more efficient, and reduce toxins in its products. The Company also submits a shareholder-requested industry-recognized reporting tool, the Carbon Disclosure Project questionnaire, which details its greenhouse gas emissions. In 2015, the CDP awarded Apple a top score of "A" for climate performance and 100% for disclosure. The Company also publishes and makes available on its website an annual Environmental Responsibility Report in which the Company provides detailed information on its renewable energy and sustainability efforts.[3]

As the Company explains in its most recent Environmental Responsibility Report,[4] Apple's carbon footprint is complex. Measuring and reducing its footprint requires inventive solutions. When the Company measures its comprehensive carbon footprint, it includes emissions from hundreds of suppliers, millions of customers, and hundreds of millions of devices. The effort involves a continuous search for ways to make the biggest difference in five major areas: manufacturing, product use, facilities, transportation, and recycling. In fact, 77% of Apple's carbon footprint falls in its supply chain, from emissions generated by manufacturing companies that Apple does not own or otherwise control. These strategic and operational choices have huge impacts on its business and its products, and require balancing many complex and competing factors.

The Company is committed to reducing its impact on the world's resources and has already made significant progress in areas that it controls directly. The Company is currently powering 100% of its operations in China, the United States and 21 other countries with renewable energy, and 93% of the electricity used in the Company's worldwide operations in 2015 came from renewable sources. The Company's management has determined, with the benefit of careful analysis and insight from experts and detailed information about its business, that its finite resources will have the greatest effect on the environment by advancing projects that displace more polluting forms of energy with renewable sources and participating in renewable energy projects that may not be developed without the

---

[1] Available as of the date hereof at apple.com/environment/.
[2] Available on the Climate Change section of the Company's Environment website at apple.com/environment/climate-change/.
[3] Available as of the date hereof at apple.com/environment/reports.
[4] Available as of the date hereof at images.apple.com/environment/pdf/Apple_Environmental_Responsibility_Report_2016.pdf.

Company's involvement. These goals have been intentionally prioritized over the adoption of other practices that would allow the Company to claim that it has achieved a "net-zero" level of greenhouse gas emissions.

The Proposal, however, seeks to "micro-manage" the Company by substituting for management's business plan a Proposal upon which the Company's shareholders, as a group, would not be in a position to make an informed judgment. *See* the 1998 Release. The Proposal imposes a plan that would achieve net-zero greenhouse gas emissions by 2030. Shareholders would therefore be asked to vote upon a Proposal that would displace the Company's judgments on business, product and operations strategy, and replace it with an arbitrary deadline by which this significant and complex milestone must be achieved.

Delivering a "feasible" plan to shareholders for the Company to achieve net-zero greenhouse gas emissions by 2030 is a fundamentally different proposal from a report assessing the feasibility and policy options for the Company to reach that goal.[5] Developing and selecting a feasible plan would require the Company to evaluate and prioritize particular courses of actions and changes to its operations and business, and then to replace its own judgments about the best course of action with a course of action directed solely at meeting the specific emissions level selected by the Proponent by the arbitrary date mandated by the Proposal.

Moreover, the Proposal seeks to micro-manage not only the Company, but also the Company's major suppliers (defined in the Supporting Statement as suppliers that "produce and / or ship microchips, circuit boards, storage, screens, cameras, power supplies, or finished consumer electronics products on behalf of the company"), by requiring the Company to develop a feasible plan that would substitute the Proponent's judgment for the business judgments made by hundreds of suppliers around the world. The Proposal does so by requiring that the proposed net-zero plan also take into account the emissions of major suppliers and provide for net-zero emissions on an aggregate basis (that is, the emissions of the Company and all of its major suppliers, taken together, must net to zero). If a major supplier produces detailed information regarding its choices of processes, technologies and materials, and information regarding its aggregate greenhouse gas emissions, and is willing to provide such information to the Company, then the Company would need to analyze (i) each major supplier's business to determine what changes would need to be made to the supplier's choices of processes, technologies and materials so that the supplier could contribute to aggregate net-zero emissions by 2030, (ii) the impact such changes would have on each major supplier's business to determine the feasibility of those changes, (iii) permitted levels of emissions for each major supplier and (iv) required levels of emission offsets for each major supplier.

Evaluating, and making decisions relating to, the Company's choices regarding the processes, technologies and materials used by the Company and its major suppliers, combined with evaluating the impact of those choices on the pricing of the Company's products, and the terms of the Company's

[5] The Proposal is, therefore, substantially different from a proposal the Proponent submitted to the Company last year which requested only a report regarding the feasibility of, and policy options for, reaching a "net-zero greenhouse gas emission status" by 2030. The Company included that proposal in its 2016 proxy materials (and shareholders rejected it by a wide margin).

relationships with its major suppliers, are the types of day-to-day business operation decisions that the 1998 Release indicated are too impractical and complex to subject to direct shareholder oversight. The staff has previously concurred, for example, that a proposal seeking a report relating to the company's choice of processes and technologies used in the production of its products is excludable as relating to the company's ordinary business operations. *See FirstEnergy Corp.* (March 8, 2013) (*"FirstEnergy 2013"*) (allowing exclusion of a proposal calling for a report on the effect of increasing the company's use of renewable energy resources because it concerned the company's "choice of technologies" for its operations). The plan requested by the Proposal would touch upon every aspect of the Company's facilities and operations, as well as those of its major suppliers, and therefore would necessarily impinge on management's ability to run the Company and operate its business on a day-to-day basis.

The degree to which the Proposal seeks to micro-manage the Company's greenhouse gas emissions program is demonstrated by the number of specific actions and calculations that implementation of the Proposal would entail, requiring compilation and analysis of numerous data points and areas of operations. By setting a specific level of acceptable greenhouse gas emissions (net-zero) by a specific date, the Proposal differs significantly from proposals that seek to establish "goals" for achieving an environmental objective or a range of acceptable levels of compliance. A proposal that seeks to establish goals for, or ranges of, compliance allows the company flexibility to determine an achievable level of compliance and an acceptable timetable for implementation and therefore, unlike the Proposal, does not micro-manage the company for purposes of Rule 14a-8(i)(7). See, e.g., *FirstEnergy Corp.* (March 4, 2015) (declining to concur in exclusion of proposal that called for preparation of a plan to address carbon dioxide emissions but did not "mandate what quantitative goals should be adopted, or how the quantitative targets should be set"); *Exxon Mobil Corporation* (March 12, 2007) (declining to concur in exclusion of proposal requesting adoption of a policy (as opposed to a plan) to significantly increase renewable energy sourcing, with a "recommended goal" in the range of 15%-25% of all energy sourcing by 2015-2025). The Proposal, in contrast, sets a specific goal of net-zero emissions, establishes a specific deadline of 2030, establishes a specific and detailed framework for defining and measuring "net-zero greenhouse gases," and calls for a plan rather than a policy.

The Proposal also fundamentally interferes with management's ability to run the Company and operate its business on a day-to-day basis by subjecting to direct shareholder oversight numerous aspects of the Company's business which are simply too complex for shareholders to understand fully based on the limited information available to them. Setting particular greenhouse gas emissions targets involves complex operational decisions and involve the work of myriad professionals and experts across varied disciplines who carefully study, among other things, scientific advancements, new technologies, product markets, the Company's operations and capital structure, capital expenditures, and regulatory requirements and compliance. Business judgments must then be made about the strategic allocation of resources among these different strategies.

With the benefit of study and analysis, the Company's management has determined that its resources will have the greatest effect on the environment by advancing projects that displace more polluting forms of energy with renewable sources and participating in renewable energy projects that may not be developed without the Company's involvement. The Company believes that climate change is best addressed by directly avoiding or reducing greenhouse gas emissions rather than attempting to offset increased emissions from one activity by reducing emissions resulting from another activity. These goals have been intentionally prioritized over the adoption of other practices that would allow the Company to claim that it has achieved a "net-zero" level of greenhouse gas emission, as would be required by the Proposal.

The breadth and depth of the analyses and decisions relating to each of the Company's businesses and facilities (to say nothing of its major suppliers), and the decisions to prioritize certain types of environmental efforts over others, require complex and detailed decision-making that is beyond the ability of shareholders to determine by means of a shareholder proposal. The Proposal invokes the type of micro-management of complex issues involving the ordinary course of a company's business that the 1998 Release was meant to address. The Proposal supplants the Company's judgments on business and product strategy with an arbitrary level of acceptable emissions and an arbitrary deadline for achieving it. By subjecting to direct shareholder oversight the Company's (and its major suppliers') choices regarding processes, technologies and materials and the terms of the Company's relationships with its major suppliers, the Proposal fundamentally interferes with management's ability to run the Company and operate its business on a day-to-day basis. For those reasons, the Proposal is excludable pursuant to Rule 14a-8(i)(7).

B. The Proposal Focuses on Ordinary Business Matters Regardless of Whether it Touches Upon a Significant Policy Issue

While reduction of greenhouse gas emissions is a significant policy issue, the environmental goals of the Proposal are secondary to the Proposal's effort to micro-manage the Company's processes and operations to achieve specific objectives. The staff has consistently concurred that a proposal may be excluded when it addresses ordinary business matters, even if it touches upon a significant social policy issue. For instance, in *FirstEnergy 2013*, the staff concurred in the exclusion of a proposal that called for the company to generate a report explaining "actions the company is taking or could take to reduce risk throughout its energy portfolio by diversifying the company's energy resources to include increased energy efficiency and renewable energy resource." *See also Dominion Resources, Inc.* (February 3, 2011) (allowing exclusion of a proposal relating to use of alternative energy because the proposal related, in part, to the company's choice of technologies for use in its operations); *Papa John's International, Inc.* (February 13, 2015) (concurring that the company could exclude a proposal that touched upon a significant policy issue (animal welfare) because it related to an ordinary business matter (choice of products offered for sale).

Moreover, the staff has indicated that, where a proposal relating to the company's ordinary business operations also raises a significant policy issue, the proposal will be excludable under Rule 14a-8(i)(7) unless "a sufficient nexus exists between the nature of the proposal and the company." Staff Legal Bulletin No. 14E (October 27, 2009). Where a company's primary business is the production of energy, the effect of energy on the environment clearly has a nexus to the company's day-to-day business. For those companies, a proposal relating to greenhouse gas emissions is likely to transcend the company's ordinary business. *See DTE Energy Co.* (January 26, 2015); *Devon Energy Corp.* (March 19, 2014); and *Exxon Mobil Corporation* (March 23, 2007).

The Company, in contrast, designs, manufactures and markets mobile communication and media devices, personal computers and portable digital music players, and sells a variety of related software, services, accessories, networking solutions and third-party digital content and applications. While these operations do incidentally consume energy and generate greenhouse gases, the levels are on an entirely different scale from those attributable to energy producers.

As the foregoing discussion demonstrates, the staff has consistently allowed exclusion of proposals that seek to regulate a company's day-to-day activities, regardless of the fact that those activities may implicate larger social policy issues. While the Proposal does invoke a significant policy issue, there is only an incidental nexus between the Proposal and the Company's business, which is not enough to overcome the significant level of micro-management of the Company's business the Proposal would entail. Accordingly, the Proposal is excludable under Rule 14a-8(i)(7).

II. Rule 14a-8(i)(6) – The Company Lacks the Power or Authority to Implement the Jantz Proposal

Rule 14a-8(i)(6) provides that a company may exclude a proposal if the company would lack the power or authority to implement the proposal. The staff has consistently concurred that a shareholder proposal is excludable under Rule 14a-8(i)(6) where the company cannot ensure that, if the proposal were approved, the requested actions would occur. A company may be unable to implement a proposal, for example, "where implementing the proposal would require intervening actions by independent third parties." *See* the 1998 Release.

The Proposal requires the Company to "generate a feasible plan for the Company to reach a net-zero GHG emission status by the year 2030 for all aspects of the business which are directly owned by the Company *and major suppliers* . . . . " (emphasis added). As noted above, to generate such a plan, the Company, using its considerable leverage and influence, still relies on the willingness of major suppliers to produce and provide detailed information regarding their respective choices of processes, technologies and materials, the information underlying those choices, and information regarding their greenhouse gas emissions. If the information is received, the Company must analyze it and then propose changes that would need to be made so that each supplier contributes to an aggregate of net-zero emissions. Finally, the Company must attempt to convince each major supplier to implement these changes, often at significant financial cost. The Company lacks the power and authority to compel its major suppliers to adopt these changes, which would be required to achieve the goals set forth in the Proposal.

On prior occasions the staff has concurred with the exclusion of proposals that could not be implemented without intervening actions by independent third parties. *See eBay Inc.* (March 26, 2008) (proposal requesting a policy prohibiting the sale of certain animals on an eBay-affiliated Chinese website, where the website was a joint venture in which eBay did not have a majority share, a majority of board seats, or operational control and therefore would have needed the consent of the other party to the joint venture); *Catellus Development Corp.* (March 3, 2005) (proposal requesting that the company stop development of a certain parcel of land and negotiate for its transfer, where company no longer owned the parcel and served merely as development manager); *AT&T Corp.* (March 10, 2002) (proposal requesting a bylaw amendment concerning independent directors that would "apply to successor companies," where it did "not appear to be within the board's power to ensure that all successor companies adopt a bylaw like that requested by the proposal"); and *SCEcorp* (December 20, 1995) (proposal requiring unaffiliated third parties to amend voting agreements, where the company had no power to compel the third parties to amend the agreements).

The Company is not in a position to require its major suppliers to change their business operations to reduce their emissions or engage in other operations to offset their emissions. Nor may the Company simply terminate the agreements and seek new agreements with different suppliers. At times, there are industry-wide shortages and significant commodity pricing fluctuations that make if difficult, if not impossible, for the Company to locate alternative sources of supply. Further, there are other significant challenges to reaching "net-zero" levels of greenhouse gas emissions that are beyond Apple's control. The Company utilizes hundreds of suppliers around the world, each with its own environmental regulatory regimes and with renewable energy markets at greatly varied stages of development. Implementing the plan called for by the Proposal and altering the Company's suppliers' facilities, operations and environmental goals could require approval from their respective regulators. There is no assurance that any regulator would be willing to approve any such changes, particularly if a regulator, like the Company does, prioritized environmental efforts aimed at reducing greenhouse gas emissions rather than supporting claims of achieving "net-zero" levels of greenhouse gas emissions.

Because the Company cannot compel its major suppliers and regulatory agencies in countries where they operate to take action on carbon emissions as requested by the Proposal, it is impossible for the Company to produce the plan without intervening actions by third parties. Accordingly, the Company "lack[s] the power or authority to implement the [P]roposal," and therefore the Proposal is excludable under Rule 14a-8(i)(6).

III. <u>Rule 14a-8(1)(10) – The Company Has Already Substantially Implemented the Proposal</u>

A. Background

Rule 14a-8(i)(10) permits a company to exclude a shareholder proposal from its proxy materials if "the company has already substantially implemented the proposal." The Commission stated in 1976 that the predecessor to Rule 14a-8(i)(10) was "designed to avoid the possibility of shareholders having to consider matters which already have been favorably acted upon by the management." *SEC Release No. 34-12598* (July 7, 1976). Originally, the staff narrowly interpreted this predecessor rule and granted no-action relief only when proposals were "'fully' effected" by the company. *SEC Release No. 34-19135* (October 14, 1982). By 1983, however, the Commission recognized that the "previous formalistic application of [the rule] defeated its purpose" because proponents were successfully convincing the staff to deny no-action relief by submitting proposals that differed from existing company policy by only a few words. *SEC Release No. 34-20091* (August 16, 1983). Therefore, in 1983, the Commission adopted a revised interpretation to the rule to permit the omission of proposals that had been "substantially implemented" (*id.*) and subsequently codified this revised interpretation. *SEC Release No. 34-40018* (May 21, 1998). The purpose of the exclusion under Rule 14a-8(i)(10) has been described as follows:

> "A company may exclude a proposal if the company is already doing—or substantially doing—what the proposal seeks to achieve. In that case, there is no reason to confuse shareholders or waste corporate resources in having shareholders vote on a matter that is moot. In the [Commission's] words, the exclusion 'is designed to avoid the possibility of shareholders having to consider matters which have already been favorably acted upon by the management . . . .'"

William Morley, Editor, Shareholder Proposal Handbook; by Broc Romanek and Beth Young (Aspen Law & Business 2003 ed), Sec. 23.01(B) at p. 23-4.

When a company can demonstrate that it has taken actions to address each element of a shareholder proposal, the staff has concurred that the proposal has been "substantially implemented." For example, in *The Dow Chemical Co.* (March 5, 2008), the staff concurred in the exclusion of a proposal that requested a "global warming report" that discussed how the company's efforts to ameliorate climate change may have affected the global climate when the company had already made various statements about its efforts related to climate change, which were scattered throughout various corporate documents and disclosures. *See also International Business Machines Corp.* (January 4, 2010) (concurring in the exclusion of a proposal that requested periodic reports of the Company's "Smarter Planet" initiative where the company had already reported on those initiatives using a variety of different media, including the company's "Smarter Planet" web portal).

Additionally, a company need not implement a proposal in exactly the manner set forth by the proponent in order to exclude the proposal under Rule 14a-8(i)(10). *SEC Release No. 34-40018 and accompanying text* (May 21, 1998). For example, in *Hewlett-Packard Co. (Steiner)* (December 11, 2007), the staff concurred that a proposal requesting that the board permit shareholders to call special meetings was substantially implemented by a proposed bylaw amendment to permit shareholders to call a special meeting unless the board determined that the specific business to be addressed had been addressed recently or would soon be addressed at an annual meeting. Differences between a company's actions and a shareholder proposal are permitted as long as the company's actions satisfactorily address the proposal's essential objectives. For example, in *Johnson & Johnson* (February 17, 2006), the staff concurred that a proposal requesting that the company confirm the authorization to work in the U.S. of all current and future U.S. employees was substantially implemented when the company had verified the authorization to work in the U.S. of 91% of its domestic workforce. *See also Exelon Corp.* (February 26, 2010) (concurring in the exclusion of a proposal that requested a report on different aspects of the company's political contributions when the company had already adopted its own set of corporate political contribution guidelines and issued a political contributions report that, together, provided "an up-to-date view of the [c]ompany's policies and procedures with regard to political contributions"). The staff has further explained that "a determination that the company has substantially implemented the proposal depends upon whether [the company's] particular policies, practices and procedures compare favorably with the guidelines of the proposal." *Texaco, Inc.* (March 28, 1991).

B. The Company has already substantially implemented the Proposal because the Company's existing policies, practices and procedures "compare favorably with the guidelines" of the Proposal

The Proposal requires the Company to "generate a feasible plan for the Company to reach a net-zero GHG emission status by the year 2030 for all aspects of the business which are directly owned by the Company and major suppliers . . . and to report the plan to shareholders . . . ." The essential objective of the Proposal is the development of a plan to reduce the effects of greenhouse gas emissions generated by the Company's operations and to provide related information to the Company's shareholders. While the Company cannot implement the proposal, because it cannot mandate that its suppliers provide the information or alter their business plans as may be required in order to achieve net-zero greenhouse gas emissions, the Company has already substantially implemented the Proposal's essential objective, which is to focus the Company on reducing its greenhouse gas emissions, significantly and within a reasonably short time frame.

Apple takes the same innovative approach to the environment that it does with its products. Apple is creating new renewable energy projects to reduce its carbon footprint, switching to greener materials to create safer products and manufacturing processes, and protecting natural resources such as working forests to ensure they are managed sustainably. Apple is even creating a more mindful way to recycle devices using robots.

As described above, the Company is committed to reducing its impact on the world's resources, has already made significant progress in areas that it controls directly, and seeks to influence its suppliers to do the same. The Company already provides voluminous information and reports to shareholders and the public regarding its environmental efforts. These efforts are guided by the Company's decision to reduce waste and to actually reduce greenhouse gas emissions, rather than perform actions designed to achieve a level of net-zero greenhouse gas emissions. The essential objective of the Proposal and the Company's current environmental program is the same— to ameliorate the environmental impact of the Company's operations as soon as possible. The difference in approaches is only a matter of implementation, with the Proposal seeking a specific level of emissions and a specific deadline for achieving it.

Apple's most recent Environmental Responsibility Report outlines some of the environmental efforts the Company has undertaken, which "compare favorably with the guidelines" of the Proposal. Among these efforts is a goal to power all of Apple's facilities worldwide with 100% renewable energy. Using energy produced from renewable sources greatly reduces the level of greenhouse gas emissions generated by the Company's facilities. Apple has made significant progress towards this goal: the Company produced and procured clean, renewable energy for 93% of the electricity used by its offices, retail stores, and data centers around the world in 2015–including 100% of its data centers and 97% of Apple Stores. Since fiscal year 2011, Apple has reduced the emissions from its facilities worldwide by 64%—avoiding over 1 million metric tons of CO_2e (a measure of greenhouse gas emissions) from entering the atmosphere.

The Company also began encouraging its suppliers to take steps to reduce the environmental impacts of their operations, and is actively engaging with them to find ways they can reduce their energy use and purchase renewable energy, while benefiting them financially. The electricity used by suppliers in Apple's supply chain to process raw materials, make parts, and assemble Apple products is the single biggest source of the Company's carbon footprint—over 60% of manufacturing emissions. As a result, in 2015, the Company created programs to help its suppliers around the world reduce their energy use, power their facilities with clean energy, and build high-quality renewable energy projects.

Apple started engaging directly with suppliers in 2015 to assess their energy use with detailed energy audits. The Company conducted 13 energy audits at suppliers' facilities in China, Taiwan, and Japan in 2015, identifying more than US$32 million in annual savings opportunities. This corresponds to reductions of approximately 224 million kilowatt-hours of electricity and 269,000 million British Thermal Units of fuel. From these identified improvements, suppliers have already reduced over 18 million kilowatt-hours of electricity, avoiding 13,800 metric tons of CO_2e. Apple is continuing to expand the program for even greater impact.

The Company's efforts go beyond energy efficiency to spur the development and procurement of renewable energy within its supply chain. Apple is working with its suppliers to install more than 4 gigawatts of new clean energy worldwide, including 2 gigawatts in China by 2020. This 4 gigawatts of clean energy projects will avoid over 30 million metric tons of carbon emissions, equivalent to taking over 6 million cars off the road for one year. As part of this program, Apple now has suppliers voluntarily installing or investing in sizable solar systems, running their factories on 100% wind power and purchasing clean energy from reputable utility programs. Foxconn, one of the Company's major suppliers, committed in October 2015 to construct solar power systems to generate 400 megawatts, starting in Henan province in China, by 2018. Foxconn is now well on its way to constructing the first 80 megawatts of that system.

In 2016, Apple announced a number of new manufacturers that have committed to renewable energy:

- Lens Technology has committed to power all of its cover-glass production for Apple with 100% renewable energy by the end of 2018. Lens was the first supplier to make a clean energy commitment for all of its Apple production, and will meet its goal through an unprecedented power purchase agreement with local wind projects in China.
- Solvay Specialty Polymers, which makes antenna bands, is committing to using 100% renewable energy for 14 manufacturing facilities across 8 countries by the end of 2018.
- Catcher Technology, a major supplier of aluminum enclosures, is targeting utilizing 100% renewable power for its production of Apple goods by the end of 2018.

As the Company's existing policies and practices "compare favorably with the guidelines" and have already substantially implemented the Proposal's "essential objective," the Proposal is excludable under Rule 14a-8(i)(10).

CONCLUSION

For the reasons discussed above, the Company believes that it may omit the Proposal and Supporting Statement from its 2017 Proxy Materials in reliance on Rule 14a-8(i)(7), Rule 14a-8(i)(6) and Rule 14a-8(i)(10).

We respectfully request that the staff concur with the Company's view and confirm that it will not recommend enforcement action to the Commission if the Company omits the Proposal and Supporting Statement from its 2017 Proxy Materials.

If you have any questions or need additional information, please feel free to contact me at (408) 974-6931 or by e-mail at glevoff@apple.com.

Sincerely,



Gene D. Levoff
Associate General Counsel
Corporate Law

Attachments

cc: Jantz Management LLC

Exhibit A

Copy of the Proposal and Supporting Statement and Related Correspondence

JantzManagement

Responsible Quantitative Value Investing™

August 3, 2016

Bruce Sewell
Senior Vice President, General Counsel and Secretary
Apple, Inc.
1 Infinite Loop
MS: 301-4GC
Cupertino, CA 95014

Re: Shareholder Proposal for 2017 Annual Meeting

Dear Mr. Sewell:

Jantz Management LLC is filing the enclosed shareholder proposal regarding Apple, Inc.'s greenhouse gas emissions program on behalf of me, as an individual shareholder. Jantz Management LLC is a Boston-based investment management firm providing discretionary investment services to separately managed accounts, pensions and profit sharing plans, trusts and estates, foundations and charities, and corporations and other business entities.

As an individual shareholder, I am a beneficial owner, as defined under Rule 13(d)-3 of the General Rules and Regulations under the Securities Act of 1934, having held more than $2,000 worth of shares of Apple common stock held for more than one year. I will continue to hold the requisite number of shares through the date of the next stockholders' annual meeting. Proof of ownership will be provided within the next 15 business days. I will send a representative to introduce the proposal.

I believe that this proposal is in the best interest of our Company and its shareholders. I look forward to discussing the matter in greater detail.

I would appreciate confirmation of receipt of this proposal by mail or email (jantz@jantzmgmt.com).

Sincerely,



Christine Jantz, CFA
President
Jantz Management LLC

Enclosure: shareholder proposal

Net-Zero Greenhouse Gas Emissions by 2030

Whereas:

It is widely reported that greenhouse gases (GHGs) from human activities are the most significant driver of observed climate change since the mid-20th century;

In 2015, 196 parties at the U.N. Climate Change Conference agreed to limit climate change to an average global warming of 2 degrees Celsius above pre-industrial temperatures, with a goal of limiting it to 1.5 degrees Celsius;

Shareholders laud Apple for committing to "... power[ing] all its operations worldwide on 100 percent renewable energy," and for joining the American Business Act on Climate Pledge. However, these goals do not include suppliers and manufacturing, nor has the Company set a timeframe for this goal;

77% of our Company's 38.4 million metric tons of GHG emissions come from manufacturing. Shareholders believe that to secure the company's leadership on climate issues, it should set an ambitious target date for becoming net-zero GHG emissions.

Resolved: Shareholders request that the Board of Directors generate a feasible plan for the Company to reach a net-zero GHG emission status by the year 2030 for all aspects of the business which are directly owned by the Company and major suppliers, including but not limited to manufacturing and distribution, research facilities, corporate offices, and employee travel, and to report the plan to shareholders at reasonable expense, excluding confidential information, by one year from the 2017 annual meeting.

Supporting Statement: For the purposes of this proposal, the proponent suggests that "net-zero greenhouse gas emissions status" be defined as reduction of GHG emissions attributed to company facilities and major suppliers to a target annual level, and offsetting the remaining GHG emissions by negative emissions strategies which result in a documented reduction equal to or greater than the company and supplier GHG emissions during the same year. As explained by the IPCC, "negative emissions solutions" can range from tree-planting to technological solutions that draw carbon from the air.

We recommend consistency of negative emissions strategies with Apple's renewable energy sourcing principles:

- Displacement - displace polluting forms of energy;
- Additionality - select projects that wouldn't be built without Apple's involvement;
- Accountability - rigor in measuring and tracking.

For purposes of this proposal "company facilities" include company owned or operated manufacturing, distribution, research, design or support facilities, corporate offices, and also including GHG's from employee travel. "Major suppliers" include operations contracted to produce and/or ship microchips, circuit boards, storage, screens, cameras, power supplies, or finished consumer electronics products on behalf of the company. In calculating net zero, the GHG impacts of emissions and activities can be considered using GHG equivalencies. http://www.epa.gov/cleanenergy/energy-resources/calculator.html.

ATTENTION FUND FIDUCIARIES: Mutual funds and institutions hold about 60% of Apple common stock. Leading investors include, among others, Vanguard, State Street, BlackRock, FMR, Northern Trust, Bank of New York Mellon, Invesco, Goldman Sachs, and JP Morgan Chase. Your YES vote will promote Apple's reputation and sales.

August 8, 2016

Bruce Sewell
Senior Vice President, General Counsel and Secretary
Apple, Inc.
1 Infinite Loop
MS: 301-4GC
Cupertino, CA 95014

Re: Shareholder Proposal for 2017 Annual Meeting

Dear Mr. Sewell:

This letter is regarding a shareholder proposal that Jantz Management LLC filed on my behalf, on August 3, 2016, regarding Apple's greenhouse gas emissions program. Enclosed, please find a letter from my brokerage, Folio*fn* (a DTC participant), verifying that I, Christine Jantz as an individual shareholder of Jantz Management LLC, have held the requisite amount of stock in Apple for more than one year prior to filing the shareholder proposal. As previously stated, I intend to continue to hold these shares through the next shareholder meeting.

Please note that I am submitting this proof of ownership on a timely basis consistent with Rule 14a-8. In the event that you find any defect in this documentation, I request that you notify me promptly of any concerns or deficiencies.

Should you need anything further, do not hesitate to contact me at jantz@jantzmgmt.com or at my mailing address, below.

Thank you in advance for your attention to this matter.

Sincerely,



Christine Jantz, CFA
President
Jantz Management LLC

Enclosure: proof of ownership


Folio Investing

FOLIOfn Investments, Inc.
8180 Greensboro Drive
8th Floor
McLean, VA 22102

p 703-245-4000
f 703-245-4800
folioinvesting.com

August 04, 2016

Bruce Sewell
Senior Vice President, General Counsel and Secretary
Apple, Inc.
1 Infinite Loop
MS: 301-4GC
Cupertino, CA 95014

Dear Mr. Sewell:

Folio Investments, Inc. ("Folio"), a DTC participant, acts as the custodian for Jantz Management LLC. Christine Jantz, an individual shareholder of Jantz Management LLC, currently holds shares of Apple, Inc. common stock, and has held shares valued in excess of $2,000 continuously since August 03, 2015.

Sincerely,

Andrew W. Ferguson,
Compliance Associate